MEMBERSHIP INTEREST POWER

For value received, Hearth & Home of Ohio, Inc., an Ohio corporation ("Transferor") does hereby assign and transfer to Chris Brogdon any and all of the right, title and interest that it has or may have in and to 100% of the issued and outstanding membership interests (the "Membership Interest") in Riverchase Village ADK, LLC, a Georgia limited liability company (the "Company") and hereby irrevocably constitutes and appoints ______________________________ or any other duly authorized officer or attorney of the Company to transfer such right, title and interest on the books of the Company with full power of substitution in the premises.

Transferor represents and warrants that it is the owner of the Membership Interests free and clear of any and all liens, pledges, encumbrances, charges, assessments, agreements, options or claims, and that he otherwise has the full right, power and authority to transfer, convey, assign and deliver the Membership Interests.

Executed as of the 22nd day of June, 2010.

HEARTH & HOME OF OHIO, INC.

By: [signature]
Name: DAVID A. TENWICK
Title: SECRETARY

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